Exhibit 99.2

KNOREX LTD.

PROXY CARD / FORM OF PROXY

CONTROL NUMBER (use this number to vote online):

I/We ____________________________________________ (Name in Block Letters) of address ______________________________________________________ being a registered holder of ______________ Class A Ordinary Shares and/or _____________ Class B Ordinary Shares of KNOREX Ltd., hereby appoint the Chairman of the Meeting OR Name of Proxy: ______________________________________________(in Block Letters) of address __________________________________________________________________ as my/our proxy to attend and vote for me/us and on my/our behalf at the Hybrid EGM to be held at 21 Merchant Road, #04-01 Singapore 058267 and via live video conference at 10:00 AM Singapore Time on Wednesday, 24 June 2026 (10:00 PM Eastern Time on Tuesday, 23 June 2026), and at any adjournment thereof, on the undermentioned resolutions as indicated below:

INSTRUCTIONS:

Mark an [ X ] in the appropriate box to cast your votes. If you do not mark a box for a resolution, your proxy will vote 'FOR' that resolution.

ORDINARY RESOLUTIONS	FOR	AGAINST	ABSTAIN

RESOLUTION 1: To remove Mr. Wilson Chandra from office as a Director of the Company with immediate effect upon the passage of this resolution.	[ ]	[ ]	[ ]

RESOLUTION 2: To elect and appoint Mr. Kai Zhong as a Director of the Company with immediate effect upon the passage of this resolution.	[ ]	[ ]	[ ]

RESOLUTION 3: To elect and appoint Mr. Lu Liu as a Director of the Company with immediate effect upon the passage of this resolution.	[ ]	[ ]	[ ]

RESOLUTION 4: To elect and appoint Mr. Truong Vinh Phu Le as a Director of the Company with immediate effect upon the passage of this resolution.	[ ]	[ ]	[ ]

Date: _____ June 2026

Signature: _________________________

NOTE: Please date and sign name exactly as it appears hereon. Executors, administrators, or trustees, should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an authorized representative of the corporation indicating his/her title.

WAYS TO SUBMIT YOUR PROXY CARD

All votes must be received by STC no later than 10:00 AM Singapore Time on Monday, 22 June 2026 (10:00 PM Eastern Time on Sunday, 21 June 2026)

METHOD 1: ONLINE / INTERNET OR

Go to https://onlineproxyvote.com/KNRX/2026 at any time 24 hours a day. Log in using the unique Control Number printed in the top left-hand corner of this Proxy Card, and follow the prompts to submit your vote electronically.

METHOD 2: SCAN & EMAIL  OR

Vote, sign, date, and scan this Proxy Card, then email it directly to proxyvote@stctransfer.com

METHOD 3: MAIL

Vote, sign, date, and return this Proxy Card in the enclosed stamped envelope (US Holders only), or mail directly to:

Attn: Proxy Department

Security Transfer Corporation

2901 N. Dallas Parkway, Suite 380

Plano, TX 75093